                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    ---------



                                  SCHEDULE 13G

                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 4)*


                               INFOCROSSING, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45664X109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                February 1, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45664X109                    13G
================================================================================

--------------------------------------------------------------------------------
     1.  Names of Reporting Persons.

         I.R.S. Identification No. of Above Persons (Entities Only).

         Cahill, Warnock Strategic Partners Fund, L.P.      52-1970619

--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [ ]

                                                                 (b)  [X]
--------------------------------------------------------------------------------
     3.  SEC Use Only


--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization...Delaware

--------------------------------------------------------------------------------

 Number of Shares    5.  Sole Voting Power...0

  Beneficially       -----------------------------------------------------------
                     6.  Shared Voting Power...944,435
    Owned by
                     -----------------------------------------------------------
  Each Reporting     7.  Sole Dispositive Power...0

                     -----------------------------------------------------------
    Person With      8.  Shared Dispositive Power...944,435

--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person...944,435

--------------------------------------------------------------------------------
    10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                             [ ]
--------------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9): 16.1%

--------------------------------------------------------------------------------
    12.  Type of Reporting Person*  PN

CUSIP No. 45664X109                    13G
================================================================================

--------------------------------------------------------------------------------
     1.  Names of Reporting Persons.

         I.R.S. Identification No. of Above Persons (Entities Only).

         Strategic Associates, L.P.      52-1991689

--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [ ]

                                                                 (b)  [X]
--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization...Delaware

--------------------------------------------------------------------------------

 Number of Shares    5.  Sole Voting Power...0

   Beneficially      -----------------------------------------------------------
                     6.  Shared Voting Power...944,435
     Owned by
                     -----------------------------------------------------------
  Each Reporting     7.  Sole Dispositive Power...0

                     -----------------------------------------------------------
    Person With      8.  Shared Dispositive Power...944,435

--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person...944,435

--------------------------------------------------------------------------------
    10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                             [ ]
-------- -----------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9): 16.1%

--------------------------------------------------------------------------------
    12.  Type of Reporting Person*  PN

CUSIP No. 45664X109                    13G
================================================================================

--------------------------------------------------------------------------------
     1.  Names of Reporting Persons.

         I.R.S. Identification No. of Above Persons (Entities Only).

         Cahill, Warnock Strategic Partners, L.P.       52-1970604

--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [ ]

                                                                 (b)  [X]
--------------------------------------------------------------------------------
     3.  SEC Use Only

-------- -----------------------------------------------------------------------
     4.  Citizenship or Place of Organization...Delaware

-------- -----------------------------------------------------------------------
 Number of Shares    5.  Sole Voting Power...0

   Beneficially      -----------------------------------------------------------
                     6.  Shared Voting Power...944,435
     Owned by
                     -----------------------------------------------------------
  Each Reporting     7.  Sole Dispositive Power...0

                     -----------------------------------------------------------
    Person With      8.  Shared Dispositive Power...944,435

--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person...944,435

--------------------------------------------------------------------------------
    10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                             [ ]
--------------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9); 16.1%

--------------------------------------------------------------------------------
    12.  Type of Reporting Person*  PN

CUSIP No. 45664X109                    13G
================================================================================

--------------------------------------------------------------------------------
     1.  Names of Reporting Persons.

         I.R.S. Identification No. of Above Persons (Entities Only).

         Camden Partners Strategic Fund II-A, L.P.       06-1589837

--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [ ]

                                                                 (b)  [X]
--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization...Delaware

--------------------------------------------------------------------------------
 Number of Shares    5.  Sole Voting Power...0

   Beneficially      -----------------------------------------------------------
                     6.  Shared Voting Power...944,435
     Owned by
                     -----------------------------------------------------------
  Each Reporting     7.  Sole Dispositive Power...0

                     -----------------------------------------------------------
    Person With      8.  Shared Dispositive Power...944,435

--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person...944,435

--------------------------------------------------------------------------------
    10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                             [ ]
--------------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9); 16.1%

--------------------------------------------------------------------------------
    12.  Type of Reporting Person*  PN

CUSIP No. 45664X109                    13G
================================================================================

--------------------------------------------------------------------------------
     1.  Names of Reporting Persons.

         I.R.S. Identification No. of Above Persons (Entities Only).

         Camden Partners Strategic Fund II-B, L.P.       06-1589834

--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group*

                                                                 (a)  [ ]

                                                                 (b)  [X]
--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization...Delaware

--------------------------------------------------------------------------------
 Number of Shares    5.  Sole Voting Power...0

   Beneficially      -----------------------------------------------------------
                     6.  Shared Voting Power...944,435
     Owned by
                     -----------------------------------------------------------
  Each Reporting     7.  Sole Dispositive Power...0

                     -----------------------------------------------------------
    Person With      8.  Shared Dispositive Power...944,435

--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person...944,435

--------------------------------------------------------------------------------
    10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                             [ ]
--------------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9); 16.1%

--------------------------------------------------------------------------------
    12.  Type of Reporting Person*  PN

CUSIP No. 45664X109                    13G
================================================================================

--------------------------------------------------------------------------------
     1.  Names of Reporting Persons.

         I.R.S. Identification No. of Above Persons (Entities Only).

         Camden Partners Strategic II, LLC       06-1589836

--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [ ]

                                                                 (b)  [X]
--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization...Delaware

--------------------------------------------------------------------------------
 Number of Shares    5.  Sole Voting Power...0

   Beneficially      -----------------------------------------------------------
                     6.  Shared Voting Power...944,435
     Owned by
                     -----------------------------------------------------------
  Each Reporting     7.  Sole Dispositive Power...0

     Person With     -----------------------------------------------------------
                     8.  Shared Dispositive Power...944,435

--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person...944,435

--------------------------------------------------------------------------------
    10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                             [ ]
--------------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9); 16.1%

--------------------------------------------------------------------------------
    12.  Type of Reporting Person*  PN

Item 1(a).    Name of Issuer

              Infocrossing, Inc. (the "Issuer").

Item 1(b).    Address of Issuer's Principal Executive Offices

              The address of the Issuer's principal executive offices is 1 Christie Heights Street, Leonia, NJ 07605.

Item 2(a).    Name of Person Filing

              This statement is filed on behalf of Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P., Cahill, Warnock Strategic Partners, L.P., Camden Partners Strategic Fund II-A, L.P., Camden Partners Strategic Fund II-B, L.P. and Camden Partners Strategic II, LLC.

Item 2(b).    Address of Principal Business Office or, if None, Residence

              The principal place of business of Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P., Cahill, Warnock Strategic Partners, L.P., Camden Partners Strategic Fund II-A, L.P., Camden Partners Strategic Fund II-B, L.P. and Camden Partners Strategic II, LLC is One South Street, Suite 2150, Baltimore, Maryland 21202.

Item 2(c).    Citizenship

              The citizenship or place of organization of each of the Reporting Persons is set forth on the cover page.

Item 2(d).    Title of Class of Securities

              The title of the securities is common stock (the "Common Stock") and warrants exercisable for Common Stock.

Item 2(e).    CUSIP Number

              The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

      (a)  [ ] Broker or dealer registered under Section 15 of the Exchange Act.

      (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

      (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

      (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

      (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



Item 4.       Ownership.

      (a)  Amount beneficially owned:

           Cahill, Warnock Strategic Partners, L.P. ("CWSP") is the sole general partner of Cahill, Warnock Strategic Partners Fund, L.P. ("CWSPF") and Strategic Associates, L.P. ("SA"). The limited partnership agreement for each of CWSPF and SA provide that any securities that are acquired by both CWSPF and SA shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments. The limited partnership agreement for SA provides that it will invest on a side-by-side basis with CWSPF. Notwithstanding these provisions, there is no agreement between the two funds that provides the other with any right to enforce these provisions. Accordingly, CWSP, CWSPF and SA each deny that it is part of any group.

         Similarly, Camden Partners Strategic II, LLC ("Camden II LLC") is the sole general partner of Camden Partners Strategic Fund II-A, L.P. ("Fund II-A") and Camden Partners Strategic Fund II-B, L.P. ("Fund II-B"). The limited partnership agreement for each of Fund II-A and Fund II-B provide that any securities that are acquired by both Fund II-A and Fund II-B shall be sold or otherwise disposed of at substantially the same time and in amounts proportionate to the size of each of their investments. The limited partnership agreement for Fund II-A provides that it will invest on a side-by-side basis with Fund II-B. Notwithstanding these provisions, there is no agreement between the two funds that provides the other with any right to enforce these provisions. Accordingly, Camden II LLC, Fund II-A and Fund II-B each deny that it is a part of any group.

         Although the general partner of CWSPF and SA is different in name than the general partner of Fund II- A and Fund II-B, CWSPF, SA, Fund II-A and Fund II-B (collectively, the "Funds") have an identical group of individuals who make investment decisions for the Funds. Accordingly, the Funds may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended. Notwithstanding the foregoing, the Funds each disclaim to be a member of a group, however, the amounts reported as beneficially owned reflect the ownership levels if CWSP, CWSPF, SA, Fund II-A, Fund II-B and Camden II LLC are considered part of a group.

         Because of their relationship as affiliated entities, each of the Funds may be deemed to own beneficially the shares held of record by the others. As a general partner of the CWSPF and SA, CWSP may be deemed to own beneficially the shares of Common Stock held by CWSPF and SA. Notwithstanding the foregoing, CWSP, CWSPF and SA each disclaim beneficial ownership of any shares not held of record by it. As a general partner of Fund II-A and Fund II-B, Camden II LLC may be deemed to own beneficially the shares of Common Stock and warrants held by Fund II-A and Fund II-B. Notwithstanding the foregoing, Camden II LLC, Fund II-A and Fund II-B each disclaim beneficial ownership of any shares not held of record by it. The amounts reported as beneficially owned reflect the ownership levels if the Funds beneficially owned the shares of Common Stock and warrants held by all Funds.

      (b)  Percent of class:

         Cahill, Warnock Strategic Partners Fund, L.P.           16.1%

         Strategic Associates, L.P.                              16.1%

         Cahill, Warnock Strategic Partners, L.P.                16.1%

         Camden Partners Strategic Fund II-A, L.P.               16.1%

         Camden Partners Strategic Fund II-B, L.P.               16.1%

         Camden Partners Strategic II, LLC                       16.1%

      (c)  Number of shares as to which the person has:

           (i)      Sole power to vote or to direct the vote:

              Cahill, Warnock Strategic Partners Fund, L.P.      0

              Strategic Associates, L.P.                         0

              Cahill, Warnock Strategic Partners, L.P.           0

              Camden Partners Strategic Fund II-A, L.P.          0

              Camden Partners Strategic Fund II-B, L.P.          0

              Camden Partners Strategic II, LLC                  0

           (ii)     Shared power to vote or to direct the vote:

              Cahill, Warnock Strategic Partners Fund, L.P.      944,435

              Strategic Associates, L.P.                         944,435

              Cahill, Warnock Strategic Partners, L.P.           944,435

              Camden Partners Strategic Fund II-A, L.P.          944,435

              Camden Partners Strategic Fund II-B, L.P.          944,435

              Camden Partners Strategic II, LLC                  944,435

           (iii)    Sole power to dispose or to direct the
                    disposition of:

              Cahill, Warnock Strategic Partners Fund, L.P.      0

              Strategic Associates, L.P.                         0

              Cahill, Warnock Strategic Partners, L.P.           0

              Camden Partners Strategic Fund II-A, L.P.          0

              Camden Partners Strategic Fund II-B, L.P.          0

              Camden Partners Strategic II, LLC                  0

           (iv) Shared power to dispose or to direct the disposition of:

              Cahill, Warnock Strategic Partners Fund, L.P.      944,435

              Strategic Associates, L.P.                         944,435

              Cahill, Warnock Strategic Partners, L.P.           944,435

              Camden Partners Strategic Fund II-A, L.P.          944,435

              Camden Partners Strategic Fund II-B, L.P.          944,435

              Camden Partners Strategic II, LLC                  944,435

Item 5.       Ownership of Five Percent or Less of a Class

      N/A

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

      N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

      N/A

Item 8.       Identification and Classification of Members of the Group

      N/A

Item 9.       Notice of Dissolution of Group

      N/A

Item 10.      Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 3, 2002

                                  Cahill, Warnock Strategic Partners Fund, L.P.

                                  By:  Cahill, Warnock Strategic Partners, L.P.,
                                        its general partner

                                  /s/ Donald W. Hughes
                                  -------------------------------------------
                                  Name:  Donald W. Hughes

                                  Title:  General Partner



                                  Strategic Associates, L.P.

                                  By:  Cahill, Warnock Strategic Partners, L.P.,
                                        its general partner

                                  /s/ Donald W. Hughes
                                  -------------------------------------------
                                  Name:  Donald W. Hughes

                                  Title:  General Partner



                                  Cahill, Warnock Strategic Partners, L.P.

                                  /s/ Donald W. Hughes
                                  -------------------------------------------
                                  Name:  Donald W. Hughes

                                  Title:  General Partner

                                  Camden Partners Strategic Fund II-A, L.P.

                                  By:  Camden Partners Strategic LLC,
                                        its general partner

                                  /s/ Donald W. Hughes
                                  -------------------------------------------
                                  Name:  Donald W. Hughes

                                  Title:  Managing Member



                                  Camden Partners Strategic Fund II-B, L.P.

                                  By:  Camden Partners Strategic LLC,
                                        its general partner

                                  /s/ Donald W. Hughes
                                  -------------------------------------------
                                  Name:  Donald W. Hughes

                                  Title:  Managing Member



                                  Camden Partners Strategic II, LLC

                                  /s/ Donald W. Hughes
                                  -------------------------------------------
                                  Name:  Donald W. Hughes

                                  Title:  Managing Member

                                  EXHIBIT INDEX

Exhibit No.         Description

99.1                Agreement of Joint Filing